SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
       OF 1934

For the fiscal year ended: December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from          to

Commission File No. 1-14787

Delphi Savings —Stock Purchase Program for Salaried Employees in the United States
(Full title of the plan)

DELPHI AUTOMOTIVE SYSTEMS CORPORATION
5725 Delphi Drive, Troy, Michigan 48098
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Page

INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND FOR THE PERIOD MAY 28, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999:

Statement of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-9

SIGNATURE	10

EXHIBIT:

Independent Auditors’ Consent	11

INDEPENDENT AUDITORS’ REPORT

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States:

We have audited the accompanying statement of net assets available for benefits of the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”) as of December 31, 1999 and the related statement of changes in net assets available for benefits for the period May 28, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1999, and the changes in net assets available for benefits for the period May 28, 1999 (date of inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 26, 2000

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED
EMPLOYEES IN THE UNITED STATES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999
(Dollars in Thousands)

ASSETS -

Investment in master trust (Note 3)	$2,696,996

NET ASSETS AVAILABLE FOR BENEFITS	$2,696,996

Reference should be made to the Notes to Financial Statements

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED
EMPLOYEES IN THE UNITED STATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD MAY 28, 1999 (DATE OF INCEPTION)
TO DECEMBER 31, 1999
(Dollars in Thousands)

ADDITIONS:

Investment income -

Net investment earnings from the master trust (Note 3)	$264,696

Contributions:

Participants	72,845

Rollover	2,477

Employer	28,098

Total contributions	103,420

Total additions	368,116

DEDUCTIONS:

Benefits paid to participants or beneficiaries	33,882

Administrative expenses	187

Total deductions	34,069

NET INCREASE	334,047

TRANSFER OF NET ASSETS AVAILABLE FOR BENEFITS FROM

THE GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM

FOR SALARIED EMPLOYEES IN THE UNITED STATES (Note 1)	2,362,949

NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$2,696,996

Reference should be made to the Notes to Financial Statements

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS

1.	THE PROGRAM

General— Delphi Automotive Systems Corporation (“Delphi”) established the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”) effective on May 28, 1999. For Delphi employees that transferred from GM with investments in the General Motors Savings-Stock Purchase Program for Salaried Employees Program (the “GM Program”), the net assets available for benefits representing their holdings were transferred into the Program on May 28, 1999. The transfer included outstanding loan balances that Delphi employees had under the GM Program. All assets transferred to the Program were reinvested in investment options corresponding to similar investment options in the GM Program.

The Executive Committee of Delphi’s Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). This Committee designated General Motors Investment Management Corporation (“GMIMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company and Fidelity Management Trust Company act as the Program’s trustees and Fidelity Institutional Retirement Services Company acts as the Program’s recordkeeper. Certain costs of program administration are paid by Delphi.

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program’s provisions.

Eligibility— An employee shall become eligible to participate and accumulate savings on the first day of the month following the completion of six months of service. Employees transferred from GM who, on the date of transfer, were eligible to immediately participate in the GM Program were immediately eligible for this Program.

Participant Contributions— An eligible participant employed by Delphi (an “Employee”) may elect to contribute to the Program as follows:

•	On an after-tax basis, up to 20% of an Employee’s eligible salary as defined in the Program.

•	On a pre-tax basis, an amount of eligible salary which is the lesser of (1) $10,000 in 1999 or (2) 20% of the Employee’s eligible salary for a calendar year.

•	In lieu of receipt of any payout to which the Employee is entitled under the Delphi Short-Term Variable Pay Plan for Salaried Employees in the United States, an Employee may elect to have Delphi contribute, to the extent permissible under tax law, 100% of any such amount to the Program.

•	In lieu of receiving a Flexible Compensation Payment from Delphi, an Employee may elect to have Delphi contribute 100% of the Flexible Compensation Payment contributed to the Program until the tax deferral legal limit is reached. Any remaining portion of such payment will be contributed on a after-tax basis to the extent permissible under tax law.

Employer Contributions— As defined in the Program document, Delphi’s total matching contribution is limited to 70% of basic savings. Basic savings is defined by the Program as Employee contributions up to 6% of eligible salary. Delphi’s matching contribution is invested entirely in the Delphi Common Stock Fund. Such contributions must remain invested in this fund through December 31 of the calendar year in which the contributions were made, at which time Employer contributions may be transferred by the participant to other available investment options.

An Employee hired on or after January 1, 1993 (including those transferred from GM) receives additional monthly Employer contributions equal to 1% of the Employee’s eligible salary. These contributions are provided because such Employee will receive different postretirement benefit treatment than an Employee hired prior to January 1, 1993 (including those transferred from GM). Such contributions are credited to the Employee’s account whether or not the Employee elects to participate in the Program.

Vesting— Employee and Employer contributions and earnings thereon vest immediately on allocation to the Employee’s account, except for Employees with less than five years of credited service for whom Employer contributions and earnings thereon vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future Employer contributions.

Fund Exchanges— Participants may exchange funds between investment options on any business day. This provision does not apply to Employee contributions and Employer contributions required to be invested in the Delphi Common Stock Fund during the required retention period. Employee and Employer contributions may not be exchanged until completion of the required retention period.

Participant Withdrawals— A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age 59-1/2, pre-tax savings may only be withdrawn because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship as permitted under Internal Revenue Service regulations and rulings, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. After a hardship withdrawal is taken, the participant is suspended from participating in the Program for a period of 12 months from the date of the hardship withdrawal.

Investment Options— One-half of an Employee’s basic savings and all of Delphi’s contributions are required to be invested in the Delphi Common Stock Fund. The remaining 50% of an Employee’s contributions shall be invested at the employee’s direction, in 10% increments, in any of the following investment options:

•	Delphi Common Stock Fund— Contributions are invested in Delphi common stock.

•	Promark Funds— This investment option is comprised of 19 different investment funds managed by GMIMCo, a registered investment advisor. Each of the 19 funds has a different objective and investment strategy. To pursue their objectives, GMIMCo fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is described in the Program’s prospectus.

•	Mutual Funds— This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments— Certain assets of former investment options are treated as follows:

•	Electronic Data Systems Corporation (EDS) Common Stock Fund— The EDS Common Stock Fund will remain an investment option under the Program through July 31, 2001. During this period, no contributions or exchanges to this fund are permitted. Any assets remaining in the EDS Common Stock Fund at the close of the business day on July 31, 2001 will be transferred automatically to the Promark Income Fund.

•	Raytheon Class A Common Stock Fund— The Raytheon Common Stock Fund will remain an investment option under the Program through December 31, 2002. During this period, no contributions or exchanges to this fund are permitted. Any assets remaining in the Raytheon Common Stock Fund at the close of the business day on December 31, 2002 will be transferred automatically to the Promark Income Fund.

•	GM Common Stock Funds— The GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds will remain an investment option under the Program through May 28, 2004. During this period, no contributions or exchanges to these funds are permitted. Any assets remaining in the GM $1-2/3 Par Value Common Stock and/or the GM Class H Common Stock Funds at the close of the business day on May 28, 2004 will be transferred automatically to the Promark Income Fund.

Other Investment Information— Dividends and other earnings attributable to the Common Stock Fund, the Promark Funds, and Mutual Funds shall be invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund shall be invested in the Promark Income Fund.

Participant Loans— Once each year, participants may borrow from their program accounts. The amount and terms for the loans are limited under the Program. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Program.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principals generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Program.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMIMCo, established the Delphi Automotive Systems Savings Trust (the “Master Trust”) pursuant to a trust agreement between GMIMCo and State Street Bank and Trust Company, as trustee of the funds, in order to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust Company and Fidelity Management Trust Company.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Program’s participants invest. The net investment income of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each master trust investment fund, as compared with the total interest of all the participating plans, in each master trust investment fund at the beginning of the month.

As of December 31, 1999, the Program had approximately an 82% interest in the Master Trust.

       The net assets available for benefits of all participating plans in the Master Trust as of December 31, 1999 is summarized as follows (dollars in thousands):

Investments at fair value:

Mutual funds	$1,075,852

Common and collective trusts	1,010,310

Commingled common stock funds *	894,465

Loans	174,157

Investments at contract value -guaranteed investments contracts	123,718

Net assets available for benefits	$3,278,502

       * Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the Common and collective trust line. Such investments are commingled with GM investments in funds administered by GMIMCo.

The net investment earnings of all participating plans in the Master Trust for the period May 28, 1999 (date of inception) to December 31, 1999 is summarized as follows (dollars in thousands):

Interest and dividends	$93,477

Net appreciation in fair value of investments:

Mutual funds	116,819

Common and collective trusts	84,177

Commingled common stock funds	16,907

Net appreciation in fair value of investments	217,903

Net investment earnings	$311,380

The average yield on guaranteed investment contracts invested in directly by the Master Trust was 6.42% for the period May 28, 1999 to December 31, 1999. The contract value of guaranteed investment contracts invested in directly by the Master Trust exceeded fair value by approximately $2.8 million at December 31, 1999.

4.	TERMINATION OF THE PROGRAM

Although it has not expressed any intent to do so, Delphi has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program.

5.	FEDERAL INCOME TAXES

In April 2000, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program’s fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program’s financial statements.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States
(Name of Plan)

June 28, 2000	By: /s/ Mike Fligstein

Mike Fligstein Director, Pension & Welfare Benefit Plans

Exhibit Index

Exhibit No.	Description

23	Consent of Deloitte & Touche LLP